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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                                   SEC File #0-17192


                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                                   Cusip #232781104

check box
Form 10-KSB [X]  Form 20-F [_]  Form 11-K [_]  Form 10-QSB [_]  Form N-SAR [_]


          For Period Ended: September 30, 1999
          [_] Transition Report on Form 10-K
          [_] Transition Report on Form 20-F
          [_] Transition Report on Form 11-K
          [_] Transition Report on Form 10-Q
          [_] Transition Report on Form N-SAR
          For the Transition Period Ended:
_____________________________________________________________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing In this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

Cypress Financial Services, Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

5400 Orange Avenue, Suite 200
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City, State, Zip Code

Cypress, California  90630

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]  (c) The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner, without unreasonable effort or expense, because very recent changes in the Registrant's management and financial structure have delayed the Registrant in providing the information that the Registrant's accounting firm, Arthur Andersen, requires in order to complete its audit of the Registrant's financial statements. On December 22, 1999, the Registrant's Board of Directors appointed John Hindman as new Chief Executive Officer and effected a management restructuring and cost reduction program, which has necessitated a further review by management of the Registrant's annual report and the financial and accounting information.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     Name                 Area Code      Telephone Number
     ----                 ---------      ----------------

     Michael B. Jeffers     (949)            660-7700

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                         [x]Yes  [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [x]Yes  [_]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that it will record a net loss of approximately $1.5 million for the fiscal year ended September 30, 1999 as compared to a net profit of approximately $1 million dollars for the fiscal year ended September 30, 1998.



                        CYPRESS FINANCIAL SERVICES, INC.
                        --------------------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 29, 1999        By: /s/ John Hindman
                                    -----------------------
                                    John Hindman
                                    Chief Executive Officer


INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).